SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

The Management Network Group, Inc.
(Name of Issuer)

Common Stock, $0.005 par value
(Title of Class of Securities)

561693201
(CUSIP Number)

Lawrence M. Stern	Philip R. Weingold, Esq.
Stern Family Partners, L.P.	Kramer Levin Naftalis & Frankel LLP
708 Third Avenue, Suite 1610	1177 Avenue of the Americas
New York, NY 10017	New York, NY 10036
(212) 832-1200	(212) 715-9435

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 23, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 561693201

1	NAMES OF REPORTING PERSONS Stern Family Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 359,781
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 359,781
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,781
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See instructions) PN

1	NAMES OF REPORTING PERSONS Lawrence M. Stern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 359,781 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 359,781 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,781 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See instructions) IN

(1) Solely in his capacity as the sole general partner of Stern Family Partners, L.P.

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 19, 2011 (the “Schedule 13D”) by and on behalf of Stern Family Partners, L.P., a Delaware limited partnership (“Stern Family Partners”), and Lawrence M. Stern (“Mr. Stern” and, together with Stern Family Partners, the “Reporting Persons”) with respect to the common stock, $0.0005 par value per share (the “Common Stock”), of The Management Network Group, Inc., a Delaware corporation (the “Company”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The aggregate of 359,781 shares of Common Stock to which this Schedule 13D relates were acquired for an aggregate purchase price of approximately $871,000 using working capital of Stern Family Partners.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 23, 2011, Stern Family Partners delivered a further notice to the Company regarding the nomination of Mr. Stern for election as a director at the Company’s 2012 Annual Meeting of Stockholders, as contemplated by Section 2.5 of Article II of the Amended and Restated Bylaws of the Company.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)
Stern Family Partners beneficially owns 359,781 shares of Common Stock, which constitutes approximately 5.1% of the outstanding shares of Common Stock.  Because of his position as the sole general partner of Stern Family Partners, Mr. Stern may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of the 359,781 shares of Common Stock held by Stern Family Partners, which constitutes approximately 5.1% of the outstanding shares of Common Stock.  Mr. Stern disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

(b)
Stern Family Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 359,781 shares of Common Stock. As the sole general partner of Stern Family Partners, Mr. Stern may be deemed to have sole power to vote or to direct the vote and to dispose or to direct the disposition of 359,781 shares of Common Stock held by Stern Family Partners.

(c)
From December 19, 2011 through January 3, 2012, Stern Family Partners effected the transactions in the Company’s securities (all of which transactions were effected in the open market) set forth on Schedule A attached hereto.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: January 3, 2012

STERN FAMILY PARTNERS, L.P.

By: /s/ Lawrence M. Stern
Name: Lawrence M. Stern
Title: Sole General Partner

    /s/ Lawrence M. Stern
Lawrence M. Stern

SCHEDULE A TO AMENDMENT NO. 1 TO

SCHEDULE 13D FOR STERN FAMILY PARTNERS

Reporting Person	Date	Transaction	No. of Shares	Price per Share ($)
Stern Family Partners	12/21/2011	Buy	300	1.55
Stern Family Partners	12/22/2011	Buy	400	1.47
Stern Family Partners	12/22/2011	Buy	400	1.55
Stern Family Partners	12/27/2011	Buy	4	1.625
Stern Family Partners	12/28/2011	Buy	100	1.44
Stern Family Partners	12/28/2011	Buy	100	1.48
Stern Family Partners	1/03/2012	Buy	300	1.65